Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending March 31, 2004

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

Investor information

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Holding AG common shares are traded on the SWX Swiss Stock Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First three months of 2004
SWX Swiss Stock Exchange (CHF)	High	73.75	Low	60.25
New York Stock Exchange (USD)	High	29.57	Low	23.55

First listed	December 11, 2001 SWX Swiss Stock Exchange and New York Stock Exchange

Major shareholders as of March 31, 2004	Fidelity International Limited, Bermuda, holds 9.87% Wellington Management Company, Boston, holds 7.68%

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone: +41 1 639 9120
E-mail: zuzana.drozd@converium

4	Financial highlights
5	The Converium share
6	Management’s discussion and analysis of financial condition and results of operations
9	Business Development
17	Cautionary note regarding forward-looking statements
18	Statements of income
19	Balance sheets
20	Statements of cash flows
21	Statement of changes in equity
22	Schedule of segment data
23	Notes to the financial statements

Financial highlights

	Three months
	ended March 31
	(US$ million, except per
	share information)
	2004	2003
Gross premiums written	1,383.6	1,263.8
Net premiums written	1,298.6	1,184.6
Net premiums earned	993.0	884.3
Total investment results	81.1	47.9
Income before taxes	86.4	18.1
Net income	65.7	25.5
Basic earnings per share	1.65	0.64
Annualized return on equity	12.6%	5.9%
Loss ratio (non-life)	72.0%	73.1%
Underwriting expense ratio (non-life)	21.2%	21.6%
Administration expense ratio (non-life)	3.2%	3.4%
Combined ratio (non-life)	96.4%	98.1%

	March 31,	December 31,
	2004	2003
Total equity	2,183.0	2,083.3
Total underwriting reserves, net of reinsurance	8,698.5	8,075.1
Total invested assets	7,688.1	7,528.7
Book value per share	54.80	52.38

The Converium share

     In the first quarter of 2004, the Converium share and the ADS both underperformed versus the European and the U.S. Insurance Indices.

Converium Share versus European Insurance Index

Converium ADS versus US Insurance Index

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

	Three months ended March 31
(US$ million)	2004	2003
Pre-tax income	86.4	18.1
Net realized capital gains (losses)	9.2	-8.3
Pre-tax operating income	77.2	26.4
Net income	65.7	25.5

We reported net income of US$ 65.7 million for the three months ended March 31, 2004, an improvement of US$ 40.2 million as compared to net income of US$ 25.5 million for the same period of 2003. The increase is due to an improved non-life combined ratio, improved Life & Health Reinsurance segment results and stronger investment results.

We reported pre-tax operating income (defined as pre-tax income excluding pre-tax net realized capital gains or losses) of US$ 77.2 million for the three months ended March 31, 2004, an improvement of US$ 50.8 million as compared to pre-tax operating income of US$ 26.4 million for the same period of 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments. The improvement in pre-tax operating income was due to a lower non-life combined ratio, improved Life & Health Reinsurance segment results and an increase in net investment income.

For the three months ended March 31, 2004, gross premiums written increased 9.5%, net premiums written increased 9.6% and net premiums earned increased 12.3%.

Our non-life combined ratio was 96.4% for the three months ended March 31, 2004, compared to 98.1% in the same period of 2003, reflecting strong current year underwriting results.

We had net realized capital gains for the three months ended March 31, 2004 of US$ 9.2 million, compared to net realized capital losses of US$ 8.3 million for the same period of 2003. In the first quarter of 2004, US$ 1.1 million in impairment charges were recorded, versus US$ 15.8 million in impairment charges in the first quarter of 2003.

Our effective tax rate was 24.0% for the first quarter of 2004 as compared to a benefit rate of 40.9% for the same period of 2003. The 2004 first quarter effective tax rate approximates the expected tax rate for the full year. The 2003 first quarter effective tax benefit rate was impacted by a change in expected tax rates in Switzerland in the first quarter of 2003.

The components of net income are described in more detail below:

Reinsurance results

	Three months ended March 31
(US$ million)	2004	2003
Gross premiums written	1,383.6	1,263.8
Net premiums written	1,298.6	1,184.6
Net premiums earned	993.0	884.3

Gross premiums written for the first quarter of 2004 increased US$ 119.8 million, or 9.5% compared to the same period of 2003, and net premiums written increased US$ 114.0 million, or 9.6% for the same period. We retained 93.9% of our gross premiums written for the three months ended March 31, 2004 compared to 93.7% for the same period of 2003.

The increases in net premiums written predominately reflect the continued improved market conditions and new client relationships in certain key markets. For the three months ended March 31, 2004, Standard Property & Casualty Reinsurance grew by US$ 132.0 million or 24.5% and Life & Health Reinsurance grew by US$ 26.1 million or 21.3%. This was offset by Specialty Lines, which decreased by US$ 44.1 million or 8.4%. See “Business Development” section for further information by line of business.

Net premiums earned for the three months ended March 31, 2004 increased US$ 108.7 million, or 12.3% compared to the same period of 2003. The growth in net premiums earned increased at a higher rate due to the seasonality of certain business within our portfolio.

	Three months ended March 31
(US$ million)	2004	2003
Losses, loss adjustment expenses and life benefits	-720.9	-655.6
Non-life loss ratio (to premiums earned)	72.0%	73.1%

Our losses, loss adjustment expenses and life benefits incurred increased US$ 65.3 million, or 10.0% for the three months ended March 31, 2004 as compared to the same period of 2003, mainly due to the increase in earned premiums. The non-life loss ratio was 72.0% for the three months ended March 31, 2004 compared to 73.1% for the same period in 2003. The decrease in the non-life loss ratio in 2004 reflects the strong performance on the current year business, which had a relatively low frequency of loss activity, offset slightly by the impact of prior year reserve developments.

In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million in the Standard Property & Casualty Reinsurance segment and US$ 32.9 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily occurred with respect to the motor book. In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines of business related to accident years 2000 and prior. Pre-tax income was adversely impacted by US$ 11.3 million in the first quarter of 2003 by developments on prior years’ loss reserves. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

In the first quarter of 2004, there was no reserve strengthening for the Guaranteed Minimum Death Benefit (GMDB) business in the Life & Health Reinsurance segment. In the first quarter of 2003, total net reserves for the GMDB business were strengthened by US$ 12.5 million, based on the latest information available at that time.

	Three months ended March 31
(US$ million)	2004	2003
Underwriting acquisition costs	-207.9	-196.6
Operating and administration expenses	-51.0	-48.9
Non-life underwriting expense ratio (to premiums earned)	21.2%	21.6%
Non-life administration expense ratio (to premiums written)	3.2%	3.4%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased US$ 11.3 million, or 5.7% for the three months ended March 31, 2004 over the same period in 2003. This increase is mainly related to the growth in earned premiums. The non-life underwriting expense ratio for the three months ended March 31, 2004 and 2003 was 21.2% and 21.6%, respectively.

Operating and administration expenses increased 4.3% in the three months ended March 31, 2004 over the same period in 2003. This was due to increased expenditures to support the growth in operations and the weakening of the US dollar. Due to our premium growth and a strong expense management culture, the non-life administration expense ratio declined to 3.2% for the three months ended March 31, 2004, compared to 3.4% in the same period of 2003. Due to the cyclicality in our premiums written, the administration expense ratio is typically lower in the first quarter than in subsequent quarters.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of US$ 0.5 million and US$ 1.0 million for the three months ended March 31, 2004 and 2003, respectively, in connection with Converium’s stock option plans.

Investment results

	Three months ended March 31
(US$ million)	2004	2003
Investment income:
Fixed maturities	46.2	30.6
Equity securities	2.1	2.0
Funds Withheld Asset	20.3	21.5
Other, net of expenses	3.3	2.1

Net investment income	71.9	56.2

Average annualized net investment income yield (pre-tax)	3.6%	3.4%

Net realized capital gains (losses)	9.2	-8.3

Total investment results	81.1	47.9

Average annualized total investment income yield (pre-tax)	4.1%	2.9%

Change in net unrealized gains (losses) (pre-tax)	62.3	3.8

Total investment return (pre-tax)	143.4	51.7

Average annualized total investment return (pre-tax)	7.3%	3.1%

Average total invested assets (including cash and cash equivalents)	7,906.1	6,614.7

Investment results are an important part of our overall profitability. Our net investment income was US$ 71.9 million for the three months ended March 31, 2004, representing an increase of US$ 15.7 million, or 27.9% as compared to the same period of 2003. The increase resulted from a growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio.

Our average annualized net investment income yield was 3.6% for the three months ended March 31, 2004 as compared to 3.4% for the same period of 2003. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash and cash equivalents).

We had net realized capital gains for the three months ended March 31, 2004 of US$ 9.2 million, compared to net realized capital losses of US$ 8.3 million for the same period of 2003. In the first quarter of 2004, US$ 1.1 million in impairment charges were recorded, versus US$ 15.8 million in impairment charges in the first quarter of 2003.

Our average annualized total investment income yield was 4.1% for the three months ended March 31, 2004 as compared to 2.9% for the same period of 2003. The yields were significantly impacted by net realized capital gains in 2004 versus net realized capital losses in 2003.

Our average annualized total investment return was 7.3% for the three months ended March 31, 2004 as compared to 3.1% for the same period of 2003. The performance in excess of the annualized total investment income yield of 4.1% was essentially due to a decline in interest rates at the end of the quarter, which resulted in positive unrealized capital gains.

Other

	Three months ended March 31
(US$ million)	2004	2003
Other loss	-0.1	-4.4
Interest expense	-7.8	-8.6
Income tax (expense) benefit	-20.7	7.4

Other loss for the three months ended March 31, 2004 was US$ 0.1 million as compared to other loss of US$ 4.4 million for the same period of 2003. Other loss includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Interest expense for the three months ended March 31, 2004 was US$ 7.8 million, a decrease of US$ 0.8 million compared to US$ 8.6 million for the same period of 2003.

Our effective tax rate was 24.0% for the first quarter of 2004 as compared to a benefit rate of 40.9% for the same period of 2003. The 2004 first quarter effective tax rate approximates the expected tax rate for the full year. The 2003 first quarter effective tax benefit rate was impacted by a change in expected tax rates in Switzerland in the first quarter of 2003.

Business Development

Converium’s financial results for 2004 were primarily driven by strong performance of our non-life business within the Standard Property & Casualty Reinsurance and Specialty Lines segments, the positive contribution of the Life & Health Reinsurance segment, and the current conditions in the capital markets.

The following discusses Converium’s segment results for the three months ended March 31, 2004 and 2003. A reconciliation of segment results to income before taxes is as follows:

	Three months ended March 31
(US$ million)	2004	2003
Segment income (loss):
Standard Property & Casualty Reinsurance	60.4	49.1
Specialty Lines	38.6	1.2
Life & Health Reinsurance	4.9	-10.3
Corporate center	-9.6	-8.9

Total segment income	94.3	31.1
Other loss	-0.1	-4.4
Interest expense	-7.8	-8.6

Income before taxes	86.4	18.1

Standard Property & Casualty Reinsurance:

	Three months ended March 31
(US$ million)	2004	2003
Gross premiums written	723.2	582.5
Net premiums written	671.6	539.6
Net premiums earned	443.4	386.1
Total investment results	32.7	19.2
Segment income	60.4	49.1
Loss ratio non-life	67.9%	66.6%
Underwriting expense ratio non-life	21.0%	20.9%
Administration expense ratio non-life	3.2%	3.4%
Combined ratio non-life	92.1%	90.9%
Retention ratio (net premiums written divided by gross premiums written)	92.9%	92.6%

Standard Property & Casualty Reinsurance reported segment income of US$ 60.4 million and US$ 49.1 million for the three months ended March 31, 2004 and 2003, respectively. The increase in segment income was primarily attributable to:

•	An improved investment result of US$ 32.7 million, representing an increase of US$ 13.5 million over 2003.

•	Profitable growth, predominantly in Europe, and the absence of major natural catastrophes.

•	This was offset by a slightly lower technical result with the non-life loss ratio increasing by 1.3 percentage points for the three months ended March 31, 2004, versus the same period in 2003. In the first quarter of 2004, there was net strengthening of prior years’ loss reserves in the amount of US$ 10.1 million, primarily from the motor book, compared to favorable development of US$ 10.7 million in the same period of 2003. As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by geographical region and by the expected duration of its claims obligations.

For the three months ended March 31, 2004, gross premiums written increased 24.2% to US$ 723.2 million, net premiums written increased 24.5% to US$ 671.6 million and net premiums earned increased 14.8% to US$ 443.4 million.

For the three months ended March 31, 2004, net premiums written growth in Standard Property & Casualty Reinsurance by line of business included:

•	Motor (which increased by 38.4% or US$ 77.6 million to US$ 279.5 million), which grew as a result of new business within the United Kingdom and Western European region;

•	General third party liability (which increased by 46.5% or US$ 40.8 million to US$ 128.5 million), which grew due to continuing rate increases within the United Kingdom and Western European region and new business in the United States; and

•	Personal accident (which increased by 294.6% or US$ 16.5 million to US$ 22.1 million), whose growth reflects the increased premium volume on Lloyd’s syndicate business.

These increases were slightly offset by a decrease in net written premiums in the property line of business by 1.2% or US$ 2.9 million to US$ 241.5 million, where there was a tightening of terms and conditions.

Specialty Lines:

	Three months ended March 31
(US$ million)	2004	2003
Gross premiums written	503.7	537.6
Net premiums written	478.3	522.4
Net premiums earned	445.3	408.3
Total investment results	42.4	25.1
Segment income	38.6	1.2
Loss ratio non-life	76.1%	79.2%
Underwriting expense ratio non-life	21.4%	22.3%
Administration expense ratio non-life	3.2%	3.4%
Combined ratio non-life	100.7%	104.9%
Retention ratio (net premiums written divided by gross premiums written)	95.0%	97.2%

Specialty Lines reported segment income of US$ 38.6 million and US$ 1.2 million for the three months ended March 31, 2004 and 2003, respectively. In addition to the positive results for 2004, the cash flow generated by the longer tail lines increases total invested assets. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 3.1 percentage points for the three months ended March 31, 2004, versus the same period in 2003. This was due to a strong performance on recent underwriting years and the application of our prudent reserving policy. The continuing reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 32.9 million, particularly in the professional liability and other special liability lines of business, compared to strengthening of US$ 22.0 million in the same period of 2003.

•	The investment results and return for 2004 were positively impacted by the continuing recovery of the global capital markets.

For the three months ended March 31, 2004, gross premiums written decreased 6.3% to US$ 503.7 million, net premiums written decreased 8.4% to US$ 478.3 million and net premiums earned increased 9.1% to US$ 445.3 million.

For the three months ended March 31, 2004, the Specialty Lines segment included net premiums written growth within:

•	Professional liability and other special liability (which increased by 13.8% or US$ 21.7 million to US$ 178.9 million);

•	Marine and energy (which increased by 44.5% or US$ 11.3 million to US$ 36.7 million); and

•	Agribusiness (which increased by 100.0% or US$ 13.3 million to US$ 26.6 million).

These increases were offset by a decrease of US$ 70.3 million in net premiums written within the workers’ compensation line of business. This mainly resulted from lower premium accruals related to the 2003 underwriting year based on revised estimated premiums received from the cedent and the non-renewal of some business with one of our ceding companies. In addition, net premiums written within the aviation and space line of business decreased slightly due to the non-renewal of a number of small contracts. Aviation and space remains one of our most significant lines of business.

Life & Health Reinsurance:

	Three months ended March 31
(US$ million)	2004	2003
Gross premiums written	156.7	143.7
Net premiums written	148.7	122.6
Net premiums earned	104.3	89.9
Total investment results	6.0	3.6
Segment income (loss)	4.9	-10.3
Underwriting expense ratio	19.0%	27.7%
Administration expense ratio	3.2%	3.3%
Retention ratio (net premiums written divided by gross premiums written)	94.9%	85.3%

Life & Health Reinsurance reported segment income of US$ 4.9 million for the three months ended March 31, 2004 as compared to a segment loss of US$ 10.3 million for three months ended March 31, 2003. The increase in segment results was primarily attributable to:

•	Improved underwriting performance and the expansion of business with existing clients.

•	The development of our GMDB book during the first quarter of 2004 as compared to 2003. Actions were taken during the course of 2003 to analyze the business and enhance the calculations used to model it. As a result, the reserves were strengthened in 2003, providing a sound basis for the first quarter of 2004, where no changes in reserves were needed.

For the three months ended March 31, 2004, gross premiums written increased 9.0% to US$ 156.7 million, net premiums written increased 21.3% to US$ 148.7 million and net premiums earned increased 16.0% to US$ 104.3 million. The growth in premiums written was primarily due to:

•	Increase in premium volume in continental Europe within the life and disability line of business, mainly due to the weakening of the US dollar against the Euro.

•	Increases in client shares and new business written within the accident and health line of business in North America.

The underwriting expense ratio was 19.0% in 2004 and 27.7% in 2003. The reduction in the expense ratio was caused by a reduction of commission ratios, as well as a release of commission accruals for a retro pool based upon updated information received from the cedent.

Corporate Center:

	Three months ended March 31
(US$ million)	2004	2003
Operating and administration expenses	-9.6	-8.9

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. The Corporate Center reported operating and administration expenses of US$ 9.6 million for the three months ended March 31, 2004 as compared to US$ 8.9 million for the same period in 2003. The increases primarily arose from expenditures to support the growth in operations, and the weakening of the US dollar.

Financial Condition and Liquidity

Invested Assets

As of March 31, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.7 billion compared to US$ 7.5 billion as of December 31, 2003, an increase of US$ 159.4 million, or 2.1%. This increase is mainly due to operating cash flow as well as unrealized capital gains.

Our asset mix, including cash and cash equivalents, consisted of the following at March 31, 2004 and December 31, 2003:

Asset Class	As of March 31, 2004	As of December 31, 2003
Fixed maturity securities (including the Funds Withheld Asset)	82.6%	82.7%
Equity securities*	9.7%	9.7%
Cash and short-term investments	4.8%	4.3%
Real estate and other*	2.9%	3.3%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 80.8 million as of March 31, 2004 and US$ 80.0 million as of December 31, 2003.

Our investments are managed mostly by external investment managers and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the first quarter of 2004. The balances at March 31, 2004 are shown in original currencies.

	Performance 1
	Market
(in millions of original currencies unless noted)	value	Benchmark	Portfolio	Delta
Largest portfolios in US$
Fixed maturities	2,293.4	2.41%[2]	2.40%	-0.01%
Mortgage-backed securities	799.0	1.92%[3]	1.92%	—
Equity securities	380.6	1.55%[4]	1.55%	—
Largest portfolios in Euro
Fixed maturities	480.6	2.74%[5]	2.75%	0.01%
Equity securities	166.7	3.20%[6]	3.13%	-0.07%
Largest portfolios in British pounds
Fixed maturities	239.9	1.13%[7]	1.02%	-0.11%
Equity securities	70.7	-0.83%[8]	-0.84%	-0.01%
Largest portfolio in Swiss francs

	Performance 1
	Market
(in millions of original currencies unless noted)	value	Benchmark	Portfolio	Delta
Real estate (direct and indirect)	260.0	n/a	1.98%	n/a
Largest portfolio in Australian $
Fixed maturities	186.5	2.15%[9]	2.10%	-0.05%

1	Performance is defined as quarterly time-weighted return.

2	Citigroup USD WGBI 3-5 years Index/Citigroup World BIG Index ex MBS ex BBB 1-10

3	Lehman Mortgage Index

4	MSCI USA Index, S&P 500

5	Citigroup Euro World BIG Index ex BBB/Citigroup Euro Government Bond Index 1-10 years

6	MSCI Euro ex UK

7	Citigroup UK Government Bond Index 1-10 years

8	MSCI UK

9	Citigroup Australian AAA/AA/A

Fixed Maturities

As of March 31, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.2 billion and represented 64.4% of total investment portfolio including cash and cash equivalents (82.6% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 222.7 million, or 4.5%, from December 31, 2003. This increase was driven by 2004 cash flows from operations and unrealized capital gains.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

	Estimated fair value
(US$ million)	Available-for-sale	% of total	Carrying value	% of total
As of March 31, 2004	(AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	25.1	0.5	18.6	3.4
One year through five years	2,387.2	51.8	78.4	14.6
Five years through ten years	1,070.8	23.2	402.1	75.0
Over ten years	135.5	2.9	37.3	7.0

Subtotal	3,618.6	78.4	536.4	100.0
Mortgage and asset-backed securities	799.0	17.3	—	—
Unit trust bonds	197.3	4.3	—	—

Total as of March 31, 2004	4,614.9	100.0	536.4	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of March 31, 2004, approximately 99.5% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 79.9% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

	Estimated fair value
(US$ million)	Available-for-sale	% of total	Carrying value	% of total
As of March 31, 2004	(AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,593.4	77.9	521.6	97.2
AA/Aa2	590.7	12.8	14.8	2.8
A/A2	406.1	8.8	—	—
BBB/Baa2	9.9	0.2	—	—
BB	10.0	0.2	—	—
Not rated	4.8	0.1	—	—

	Estimated fair value
(US$ million)	Available-for-sale	% of total	Carrying value	% of total
As of March 31, 2004	(AFS)	AFS	Held-to-maturity (HTM)	HTM
Total as of March 31, 2004	4,614.9	100.0	536.4	100.0

Equity Securities

As of March 31, 2004, our equity securities portfolio had a carrying value of US$ 854.8 million. This represents an increase in carrying value of US$ 14.6 million, or 1.7%, from December 31, 2003. Equity securities were approximately 9.7% of our total investment portfolio as of March 31, 2004 and December 31, 2003, including cash and cash equivalents.

Substantially our entire equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of March 31, 2004, the Funds Withheld Asset was US$ 1,459.4 million. The decrease of US$ 71.2 million over 2003 was substantially due to paid claims.

The table below shows the distribution of the Funds Withheld Asset by currency as of March 31, 2004 and December 31, 2003.

	March 31, 2004	December 31, 2003
U.S. dollar	46%	47%
U.K. pound	27%	26%
Euro	23%	23%
Japanese yen	2%	2%
Swiss franc	2%	2%

Total	100%	100%

Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which will be invested in accordance with our approved investment guidelines. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

Short-term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of March 31, 2004, we had short-term investments with a carrying value of US$ 67.0 million, representing 0.8% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were US$ 55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real Estate

At March 31, 2004, we had real estate held for investment of US$ 127.2 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 7.4% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 80.8 million as of March 31, 2004.

Premiums Receivable

We had premiums receivable of US$ 2.3 billion at March 31, 2004 compared to US$ 2.0 billion at December 31, 2003, an increase of US$ 324.8 million, or 16.2%. This increase is due to premiums written in 2004. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 6.3% and 9.1% of total premiums receivable at March 31, 2004 and December 31, 2003, respectively, and accrued premiums receivable represented 93.7% and 90.9%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At March 31, 2004, Converium holds US$ 616.9 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of March 31, 2004, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.7 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances. This amount remains virtually unchanged since December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.6% of equity at March 31, 2004. Allowances of US$ 46.5 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at March 31, 2004, compared to US$ 35.4 million at December 31, 2003.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (LAE) reserves of US$ 8.2 billion at March 31, 2004, compared to US$ 7.8 billion at December 31, 2003, an increase of US$ 326.8 million, or 4.2%. The increase in our reserve position is due to reserves on current year business, offset by claim payments. Loss and loss adjustment expense reserves, net of reinsurance recoverable for paid and unpaid losses were US$ 6.8 billion at March 31, 2004, compared to US$ 6.5 billion at December 31, 2003, an increase of US$ 306.3 million, or 4.7%. Gross reserves for future life benefits were US$ 492.5 million at March 31, 2004 compared to US$ 483.5 million at December 31, 2003.

Shareholders’ Equity

As of March 31, 2004, we had total shareholders’ equity of US$ 2,183.0 million (US$ 54.80 per share) compared to US$ 2,083.3 million (US$ 52.38 per share) as of December 31, 2003, an increase of US$ 99.7 million (US$ 2.42 per share). This increase is mainly comprised of net income of US$ 65.7 million and an increase in net unrealized gains on investments of US$ 32.1 million. We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Cash Flows and Liquidity Sources

	Three months ended March 31
(US$ million)	2004	2003
Cash provided by operating activities	228.6	208.3

We held cash and cash equivalents of US$ 314.5 million as of March 31, 2004 compared to US$ 280.8 million as of December 31, 2003. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes, which approximated US$ 121.0 million at March 31, 2004 and US$ 81.0 million at December 31, 2003.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 228.6 million for the three months ended March 31, 2004 compared to US$ 208.3 million for the three months ended March 31, 2003, an increase of

US$ 20.3 million, or 9.7%. This increase was driven by improved operating performance in the current market conditions and approximated our net premium growth in 2004 relative to 2003.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries

Interim statements of income (unaudited)

(US$ million, except per share information)	Three months ended March 31
	2004	2003
Revenues
Gross premiums written	1,383.6	1,263.8
Less ceded premiums written	-85.0	-79.2

Net premiums written	1,298.6	1,184.6
Net change in unearned premiums	-305.6	-300.3

Net premiums earned	993.0	884.3
Net investment income	71.9	56.2
Net realized capital gains (losses)	9.2	-8.3
Other loss	-0.1	-4.4

Total revenues	1,074.0	927.8

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-720.9	-655.6
Underwriting acquisition costs	-207.9	-196.6
Other operating and administration expenses	-51.0	-48.9
Interest expense	-7.8	-8.6

Total benefits, losses and expenses	-987.6	-909.7

Income before taxes	86.4	18.1
Income tax (expense) benefit	-20.7	7.4

Net income	65.7	25.5

Basic earnings per share	1.65	0.64

Diluted earnings per share	1.62	0.63

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim balance sheets

(US$ million, except share information)
	Mar. 31, 2004	Dec. 31, 2003
	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	536.4	500.4
Available-for-sale securities:
Fixed maturities	4,614.9	4,428.2
Equity securities	854.8	840.2
Other investments	155.6	173.5
Short-term investments	67.0	55.8

Total investments	6,228.7	5,998.1
Funds Withheld Asset	1,459.4	1,530.6

Total invested assets	7,688.1	7,528.7

Other assets
Cash and cash equivalents	314.5	280.8
Premiums receivable:
Current	146.2	182.8
Accrued	2,186.9	1,825.5
Reinsurance assets:
Underwriting reserves	1,715.5	1,718.6
Insurance balances receivable, net	222.0	224.0
Funds held by reinsureds	1,708.4	1,374.0
Deferred policy acquisition costs	419.3	380.1
Deferred income taxes	337.4	345.1
Other assets	586.3	495.0

Total assets	15,324.6	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8,169.6	7,842.8
Unearned premiums, gross	1,751.9	1,467.4
Future life benefits, gross	492.5	483.5
Other reinsurance liabilities	1,246.0	1,087.3
Funds held under reinsurance contracts	533.9	529.8
Deferred income taxes	193.5	158.3
Accrued expenses and other liabilities	363.5	311.6
Debt	390.7	390.6

Total liabilities	13,141.6	12,271.3

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,833,847 and 39,775,620 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,325.0	1,326.7
Treasury stock (172,370 and 230,597 shares, respectively)	-10.1	-10.0
Unearned stock compensation	-5.2	-6.1
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	177.4	145.3
Cumulative translation adjustments	118.9	116.1

Total accumulated other comprehensive income	296.3	261.4

Retained earnings	324.0	258.3

Total equity	2,183.0	2,083.3

Total liabilities and equity	15,324.6	14,354.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statements of cash flows (unaudited)

(US$ million)

	Three months ended
	March 31,

	2004	2003

Cash flows from operating activities

Net income	65.7	25.5
Adjustments for

Net realized capital (gains) losses on investments	-9.2	8.3

Amortization of premium/discount	14.1	11.0

Depreciation and amortization	5.2	6.2

Total adjustments	10.1	25.5
Changes in operational assets and liabilities

Deferred policy acquisition costs	-40.5	-57.7

Reinsurance assets	12.0	9.6

Funds held by reinsureds	-333.0	-18.7

Funds Withheld Asset	77.7	23.1

Premiums receivable	-314.7	-254.8

Unearned premiums, gross	278.4	296.1

Losses and loss adjustment expenses, gross	307.5	181.0

Future life benefits, gross	12.9	67.1

Funds held under reinsurance contracts	-1.3	-0.1

Other reinsurance liabilities	165.4	-77.9

Income taxes, net	21.0	-4.3

Net changes in all other operational assets and liabilities	-32.6	-6.1

Total changes in operational assets and liabilities	152.8	157.3

Cash provided by operating activities	228.6	208.3

Cash flows from investing activities

Purchases of fixed maturities held-to-maturity	-39.6	—

Proceeds from sales and maturities of fixed maturities available-for-sale	736.1	812.2

Purchases of fixed maturities available-for-sale	-838.3	-1,128.1

Cash flows from investing activities (fixed maturities)	-141.8	-315.9

Proceeds from sales of equity securities	116.4	10.3

Purchases of equity securities	-156.5	-23.2

Cash flows from investing activities (equity securities)	-40.1	-12.9

Net (increase) decrease in short-term investments	-10.5	162.6

Proceeds from sales of other assets	—	3.7

Purchases of other assets	-9.3	-52.1

Cash flows from investing activities (other)	-19.8	114.2

Net cash used in investing activities	-201.7	-214.6

Cash flows from financing activities

Net purchases of common shares	-2.5	-4.2

Net cash used in financing activities	-2.5	-4.2
Effect of exchange rate changes on cash and cash equivalents	9.3	1.6

Change in cash and cash equivalents	33.7	-8.9

Cash and cash equivalents as of January 1	280.8	361.5

Cash and cash equivalents as of March 31	314.5	352.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statement of changes in equity (unaudited)

(US$ million)

					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
	stock	capital	stock	compensation	income	earnings	equity

Balance, December 31, 2003	253.0	1,326.7	-10.0	-6.1	261.4	258.3	2,083.3

Net income	—	—	—	—	—	65.7	65.7

Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	32.1	—	32.1

Translation adjustments	—	—	—	—	2.8	—	2.8

Total comprehensive income							100.6

Purchases of common shares	—	—	-2.5	—	—	—	-2.5

Releases of common shares from treasury	—	-2.2	2.4	—	—	—	0.2

Net amortization of stock compensation	—	0.5	—	0.9	—	—	1.4

Balance, March 31, 2004	253.0	1,325.0	-10.1	-5.2	296.3	324.0	2,183.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

(US$ million)

	Standard
	Property &
	Casualty				Total Non-life		Life & Health
	Reinsurance		Specialty Lines		consolidated		Reinsurance

Three months ended March 31	2004	2003	2004	2003	2004	2003	2004	2003

Gross premiums written	723.2	582.5	503.7	537.6	1,226.9	1,120.1	156.7	143.7

Less ceded premiums written	-51.6	-42.9	-25.4	-15.2	-77.0	-58.1	-8.0	-21.1

Net premiums written	671.6	539.6	478.3	522.4	1,149.9	1,062.0	148.7	122.6

Net change in unearned premiums	-228.2	-153.5	-33.0	-114.1	-261.2	-267.6	-44.4	-32.7

Net premiums earned	443.4	386.1	445.3	408.3	888.7	794.4	104.3	89.9

Total investment results	32.7	19.2	42.4	25.1	75.1	44.3	6.0	3.6

Revenues	476.1	405.3	487.7	433.4	963.8	838.7	110.3	93.5

Losses, loss adjustment expenses and life benefits	-301.2	-257.3	-338.8	-323.5	-640.0	-580.8	-80.9	-74.8

Underwriting acquisition costs	-92.9	-80.7	-95.2	-91.0	-188.1	-171.7	-19.8	-24.9

Other operating and administration expenses	-21.6	-18.2	-15.1	-17.7	-36.7	-35.9	-4.7	-4.1

Benefits, losses and expenses	-415.7	-356.2)	-449.1	-432.2	-864.8	-788.4	-105.4	-103.8

Segment income (loss)	60.4	49.1	38.6	1.2	99.0	50.3	4.9	-10.3

Other loss

Interest expense

Income before taxes
Income tax (expense) benefit

Net income

At March 31, 2004

Reinsurance assets — underwriting reserves	585.8		996.6		1,582.4		133.1

Losses and loss adjustment expenses, gross	3,396.5		4,572.4		7,968.9		200.7

Future life benefits, gross	—		—		—		492.5

Ratios

Loss ratio (Losses divided by net premiums earned)	67.9%	66.6%	76.1%	79.2%	72.0%	73.1%

Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.0%	20.9%	21.4%	22.3%	21.2%	21.6%	19.0%	27.7%

Administration expense ratio (Other operating and administration expense divided by net premiums written)	3.2%	3.4%	3.2%	3.4%	3.2%	3.4%	3.2%	3.3%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	92.1%	90.9%	100.7%	104.9%	96.4%	98.1%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

(US$ million)

	Corporate Center		Total consolidated

Three months ended March 31	2004	2003	2004	2003

Gross premiums written	—	—	1,383.6	1,263.8

Less ceded premiums written	—	—	-85.0	-79.2

Net premiums written	—	—	1,298.6	1,184.6
Net change in unearned premiums	—	—	-305.6	-300.3

Net premiums earned	—	—	993.0	884.3
Total investment results	—	—	81.1	47.9

Revenues	—	—	1,074.1	932.2

Losses, loss adjustment expenses and life benefits	—	—	-720.9	-655.6

Underwriting acquisition costs	—	—	-207.9	-196.6

Other operating and administration expenses	-9.6	-8.9	-51.0	-48.9

Benefits, losses and expenses	-9.6	-8.9	-979.8	-901.1

Segment income (loss)	-9.6	-8.9	94.3	31.1

Other loss			-0.1	-4.4

Interest expense			-7.8	-8.6

Income before taxes			86.4	18.1
Income tax (expense) benefit			-20.7	7.4

Net income			65.7	25.5

At March 31, 2004

Reinsurance assets — underwriting reserves			1,715.5

Losses and loss adjustment expenses, gross			8,169.6

Future life benefits, gross			492.5

Converium Holding AG and subsidiaries

Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Holding AG and subsidiaries (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2004, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2003. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

2. New accounting pronouncements

Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This SOP did not have a material impact on Converium’s financial condition or results of operations. See Note 5 for additional information.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. This statement did not have a material impact on Converium as net periodic benefit expense was US$ 1.4 million and US$ 1.3 million for the three months ended March 31, 2004 and 2003, respectively.

3. Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial in the three months ended March 31, 2004 and 2003, respectively.

Table 3.1
Exchange rates

			Statements of income
	Balance sheets		and cash flows
	March 31, 2004	December 31, 2003	March 31, 2004	March 31, 2003
UK pound	1.8379	1.7804	1.8365	1.6034
Euro	1.2289	1.2531	1.2499	1.0726
100 Japanese yen	0.9612	0.9352	0.9325	0.8402
Swiss franc	0.7894	0.8033	0.7970	0.7316

4. Investments

Table 4.1
Net investment income

	Three months ended March 31
(US$ million)	2004	2003
Investment income:
Fixed maturities	46.2	30.6
Equity securities	2.1	2.0
Funds Withheld Asset	20.3	21.5
Other, net of expenses	3.3	2.1

Net investment income	71.9	56.2

Converium had net realized capital gains for the three months ended March 31, 2004 of US$ 9.2 million, compared to net realized capital losses of US$ 8.3 million for the same period of 2003. In the first quarter of 2004, US$ 1.1 million in impairment charges were recorded, versus US$ 15.8 million in impairment charges in the first quarter of 2003.

Table 4.2
Investments in fixed maturities and equity securities

(US$ million)	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003	2004	2003	2004	2003
Held-to-maturity
Fixed maturities:
Transferred in:
US government	290.2	294.0	1.3	6.2	-5.2	—	286.3	300.2
Other governments	13.8	14.0	0.2	0.1	—	—	14.0	14.1
Newly invested:
US government	170.9	169.8	5.3	1.8	—	—	176.2	171.6
Other governments	61.5	22.6	—	—	-0.4	-0.8	61.1	21.8

Total held-to-maturity	536.4	500.4	6.8	8.1	-5.6	-0.8	537.6	507.7

Available-for-sale
Fixed maturities:
US government	1,815.2	1,728.0	39.8	13.6	-1.7	-8.0	1,853.3	1,733.6
Other governments	1,244.6	1,163.4	16.1	3.8	-1.7	-2.6	1,259.0	1,164.6
Corporate and other debt securities	690.7	671.6	13.8	12.7	-0.9	-3.4	703.6	680.9
Mortgage and asset-backed securities	785.6	839.4	13.8	11.5	-0.4	-1.8	799.0	849.1

Total	4,536.1	4,402.4	83.5	41.6	-4.7	-15.8	4,614.9	4,428.2
Equity securities	749.9	745.7	106.3	96.2	-1.4	-1.7	854.8	840.2

Total available-for-sale	5,286.0	5,148.1	189.8	137.8	-6.1	-17.5	5,469.7	5,268.4

5. Losses and loss adjustment expenses

Reserve Development

In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million in the Standard Property & Casualty Reinsurance segment and US$ 32.9 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily occurred with respect to the motor book. In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines of business related to accident years 2000 and prior. Pre-tax income was adversely impacted by US$ 11.3 million in the first quarter of 2003 by developments on prior years’ loss reserves. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

In the first quarter of 2004, there was no reserve strengthening for the Guaranteed Minimum Death Benefit (GMDB) business in the Life & Health Reinsurance segment. In the first quarter of 2003, total net reserves for the GMDB business were strengthened by US$ 12.5 million, based on the latest information available at that time.

Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the US. These treaties are all in run-off and cover in total 1.8 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account value or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the greater of the current death benefit and the current account balance. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are for a majority of the assumed business only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period. The reserve corresponding to this liability does not cover the total amount of expected obligations under Converium’s agreements. Therefore, a deficiency reserve is established in addition to the reserve according to SOP 03-1. The estimated future net liability in respect of Converium’s GMDB liabilities amounts to US$ 47.4 million at March 31, 2004.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

As of March 31, 2004, the following values (in million US$) were estimated as described above.

					Gross SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	64.9	2,348.7	1,957.7	480.5	23.4
Reset	55.5	316.2	287.9	46.5	0.9
Reset & return of premium	59.2	174.8	178.3	11.0	0.4
Return of premium	62.8	24.3	23.3	2.7	0.1
Rollup	68.1	585.6	412.5	184.2	18.1
Rollup & ratchet	66.7	118.1	103.0	19.2	0.7
Total	65.1	3,567.7	2,962.7	744.1	43.6

During the first quarter of 2004, the cash flow and incurred claims were as follows (in million US$):

Received reinsurance premium, net of commission and brokerage	1.3
Paid losses	4.1
Claim reserves (including case reserves and IBNR) as of March 31, 2004	5.8

6. Income taxes

Converium’s effective tax rate was 24.0% for the first quarter of 2004 as compared to a benefit rate of 40.9% for the same period of 2003. The 2004 first quarter effective tax rate approximates the expected tax rate for the full year. The 2003 first quarter effective tax benefit rate was impacted by a change in expected tax rates in Switzerland in the first quarter of 2003.

7. Global Aerospace Underwriting Managers Limited (GAUM)

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”), to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £ 2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year.

8. Earnings per share

Converium Holding AG has purchased 50,000 shares during the first three months of 2004 related to share-based compensation plans.

The following shows the average shares outstanding:

	Three months ended March 31,
	2004	2003
Average shares outstanding (000’s)	39,859	39,897
Average diluted shares outstanding (000’s)	40,432	40,299

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

9. Subsequent Events

At its Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to the following effect:

(a) Authorized share capital

The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4,000,000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40,000,000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors.

(b) Contingent share capital

The previously available contingent share capital for use in conjunction with the employee participation plans has been replaced by a contingent share capital for option rights and/or conversion rights for a number of 4 million shares or CHF 40,000,000 in nominal share capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG
By:	/s/ Dirk Lohmann
	Name:	Dirk Lohmann
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer
	Name:	Martin A. Kauer
	Title:	Chief Financial Officer, Converium Holding AG

Date: April 29, 2004